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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          OUTLET COMMUNICATIONS, INC.
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                  69-111-10-9
                                 (CUSIP number)

                         Donald L. Bendetti, Secretary
                Richard Nixon Library and Birthplace Foundation
                          18001 Yorba Linda Boulevard
                             Yorba Linda, CA 92686
                                 (714) 993-5075

                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                               September 21, 1995
                      (Date of event which requires filing
                               of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                        Note:  Six copies of this statement,
               including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)
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CUSIP No. 69-111-10-9                    13D                 Page 2 of 10 Pages



     1     NAME OF PERSON
           RICHARD NIXON LIBRARY AND BIRTHPLACE FOUNDATION
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           52-1278303

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*          (a) [ ]
                                                                    (b) [X]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS*
           NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           CALIFORNIA

                                7     SOLE VOTING POWER
                                       -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                4,073,376
  WITH
                                9     SOLE DISPOSITIVE POWER
                                       1,700

                               10     SHARED DISPOSITIVE POWER
                                       -0-

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,073,376

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                              [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            61.9%

    14     TYPE OF PERSON REPORTING*
            00

                      * SEE INSTRUCTIONS BEFORE FILLING OUT





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         GENERAL.  This Schedule 13D is filed by Richard Nixon Library and
Birthplace Foundation (the "Filing Person"). The Filing Person may be deemed to be a member of a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as described in Item 5 below, however the Filing Person does not, by reason of the filing of this
Schedule 13D, thereby admit it has become a member of a "group" within the meaning of Section 13(d).

ITEM 1.  SECURITY AND ISSUER.

                 This Schedule 13D relates to the shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), of Outlet Communications, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 23 Kenney Drive, Cranston, Rhode Island 02920.

ITEM 2.  IDENTITY AND BACKGROUND.

                 a.       Richard Nixon Library & Birthplace Foundation

                 b. Business address: 18001 Yorba Linda Boulevard, Yorba Linda, CA 92686

                 c. The Filing Person is a non-profit corporation that qualifies under Section 501(c)(3) of the Internal Revenue Code.

                 d., e. During the last five years, neither the Filing Person nor any of its executive officers and directors (identified below in this Item 2) have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to any such laws.

                 f.       California

Tricia Nixon Cox is a Co-Chairwoman of the Filing Person. Her principal business address is 18001 Yorba Linda Boulevard, Yorba Linda, CA 92686.

Julie Nixon Eisenhower is a Co-Chairwoman of the Filing Person. Her principal business address is 18001 Yorba Linda Boulevard, Yorba Linda, CA 92686.

Jack Drown is treasurer of the Filing Person. His principal place of business is at the Drown News Agency at 15172 Golden West Circle, Westminster, CA 92683.

Donald L. Bendetti is secretary of the Filing Person. His principal place of business is at The Bendetti Company at 1176 Main Street, #100, Irvine, CA 92714.

Loie G. Gaunt is assistant secretary-treasurer of the Filing Person. Her principal business is 18001 Yorba Linda Boulevard, Yorba Linda, CA 92680.





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John H. Taylor is the executive director of the Filing Person.  His principal business address is 18001 Yorba Linda Boulevard, Yorba Linda, CA 92686.

Robert H. Abplanalp is a member of the Board of Directors of the Filing Person. He is a corporate executive at Precision Valve Corporation. His principal business address is 700 Nepperhan Avenue, Yonkers, NY 10703.

Rt. Hon. Jonathan Aitken is a member of the Board of Directors of the Filing Person. He is a member of Parliament. His principal address is 45 Great Peter Street, London SWIP 3LT, England.

Hon. Walter H. Annenberg is a member of the Board of Directors of the Filing Person. He is a retired corporate executive and U.S. Ambassador at St. David's Center. His principal business address is 150 Radnor-Chester Road, St. Davids, Pennsylvania 19087.

Gene Autry is a member of the Board of Directors of the Filing Person. He is retired. His principal business address is 4383 Colfax Avenue, Studio City, CA 91604.

Margaret Martin Brock is a member of the Board of Directors of the Filing Person. She is a philanthropist. Her principal business address is 1404 Century Towers West, 220 Avenue of the Stars, Los Angeles, CA 90067.

David "Whit" Cromwell is a member of the Board of Directors of the Filing Person. He is a retired corporate executive. His principal business address is 2781 Alicia Place, Hemet, CA 92343.

Caroline Ahmanson is a member of the Board of Directors of the Filing Person. She is a retired businesswoman. His principal business address is 9500 Wilshire Boulevard, #815, Beverly Hills, CA 90212

Dwayne O. Andreas is a member of the Board of Directors of the Filing Person. He is a corporate executive with Archer Daniels Midland Company. His principal business address is P.O. Box 1470, Decatur, IL 62525.

George L. Argyros is a member of the Board of Directors of the Filing Person. He is a corporate executive with Arnel Development Company. His principal business address is 950 South Coast Drive, #200, Costa Mesa, CA 92626

Arnold O. Beckman is a member of the Board of Directors of the Filing Person. He is a corporate executive. His principal business address is 107 Shorecliff Road, Corona del Mar, CA 92625.

Roland E. Bigonger, Esq. is a member of the Board of Directors of the Filing Person. He is an attorney with Bigonger & Bigonger. His principal business address is 4848 Lakeview Avenue, #101, Yorba Linda, CA 92686.

Hon. Frederick B. Dent is a member of the Board of Directors of the Filing Person. He is a retired Cabinet member. His principal business address is 2221 Montgomery Drive, Spartanburg, South Carolina 29302.





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Buddy Ebsen is a member of the Board of Directors of the Filing Person.  He is
an actor. His principal business address is P.O. Box 2069, Palos Verdes Peninsula, CA 90274-8069.

Robert H. Finch, Esq. is a member of the Board of Directors of the Filing Person. He is an attorney. His principal business address is 350 West Colorado Boulevard, #310, Pasadena, CA 91105.

Max M. Fisher is a member of the Board of Directors of the Filing Person. He is a corporate executive. His principal business address is 2700 Fisher Building, Detroit Michigan 48202.

Albert H. Gordon is a member of the Board of Directors of the Filing Person. He is a corporate executive with Kidder Peabody & Company. His principal business address is 10 Hanover Square, New York, NY 10005

Hugh Hewitt, Esq. is a member of the Board of Directors of the Filing Person. He is an attorney with the law firm of Hewitt & McGuire. His principal business address is 3501 Jamboree, Ste. 250, Newport Beach, CA 92660.

Kenneth L. Khachigian, Esq. is a member of the Board of Directors of the Filing Person. He is an attorney. His principal business address is 209 Avenida del Mar, #203, San Clemente, CA 92672.

Katherine B. Loker is a member of the Board of Directors of the Filing Person. She is a philanthropist. Her principal business address is 1448 Avocado Road, Oceanside, CA 92054.

Robert Meador, DDS is a member of the Board of Directors of the Filing Person. He is a dentist. His principal business address is 4848 Lakeview Avenue, #102, Yorba Linda, CA 92686.

Hon. William J. Middendorf II is a member of the Board of Directors of the Filing Person. He is a judge. His principal business address is 333 N. Pitt Street, Alexandria, VA 22314-2508.

Cynthia Milligan is a member of the Board of Directors of the Filing Person. She is a homemaker. Her principal address is 2633 South 24th Street, Lincoln, Nebraska 68502.

Peter G. Muth is a member of the Board of Directors of the Filing Person. He is retired. His principal business address is 2233 Westwood Avenue, Santa Ana, CA 92706

Hubert C. Perry is a member of the Board of Directors of the Filing Person. He is a retired banker. His principal business address is 14221 East Mar Vista, Whittier, CA 90602.

Ruth B. Shannon is a member of the Board of Directors of the Filing Person.
She is a philanthropist. Her principal business address is 14081 Summit Drive, Whittier, CA 90602.

Hon. Maurice H. Stans is a member of the Board of Directors of the Filing Person. He is a retired Cabinet member. His principal business address is 211 South Orange Grove Boulevard, #12, Pasadena, CA 91105.

Hon. Peter M. Flanigan is a member of the Board of Directors of the Filing Person. He is an executive with Dillon Reed & Company. His principal business address is 535 Madison Avenue, 15th Flr., New York, NY 10022.





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Gavin S. Herbert is a member of the Board of Directors of the Filing Person.
He is a corporate executive with Allergan Pharmaceuticals. His principal business address is 2525 Dupont Drive, Irvine, CA 92715.

Donald M. Kendall is a member of the Board of Directors of the Filing Person. He is a corporate executive with Pepsico Inc. His principal business address is Pepsico, Inc., Purchase, NY 10577.

Roy M. Knauft is a member of the Board of Directors of the Filing Person. He is retired. His principal business address is 5765 Sunmist Lane, Yorba Linda, CA 92686

David J. Mahoney is a member of the Board of Directors of the Filing Person. He is a corporate executive. His principal business address is 645 Fifth Avenue, Ste. 700, New York, NY 10151

William V. Meeker is a member of the Board of Directors of the Filing Person. He is a corporate executive with Meeker Land & Development. His principal business address is 711 Daly Drive, #115, Camarillo, CA 93010.

Jeremiah Milbank is a member of the Board of Directors of the Filing Person. He is a corporate executive. His principal business address is 60 East 42nd Street, #1644, New York, NY 10165-1644.

David H. Murdock is a member of the Board of Directors of the Filing Person. He is a corporate executive. His principal business address is 10900 Wilshire Boulevard, #1600, Los Angeles, CA 90024.

Clara Jane Nixon is a member of the Board of Directors of the Filing Person. She is a homemaker. Her principal business address is 38 Lehigh Aisle, Irvine, CA 92715.

Hon. John W. Rollins is a member of the Board of Directors of the Filing Person. He is a corporate executive. His principal business address is One Rollins Place, P.O. Box 1026, Wilmington, Delaware 19899.

Hon. William E. Simon is a member of the Board of Directors of the Filing Person. He is engaged in the business of making investments. His principal business address is P.O. Box 1913, Morristown, NJ 07962-1913

W. Clement Stone is a member of the Board of Directors of the Filing Person.
He is retired. His principal business address is P.O. Box 649, Lake Forest, IL 60045

Ronald H. Walker is a member of the Board of Directors of the Filing Person. He is a corporate executive with Korn/Perry International. His principal business address is 900-19th Street, N.W., Washington, D.C. 20006

Ronald L. Ziegler is a member of the Board of Directors of the Filing Person. He is a corporate executive with NACDS. His principal business address is 413 North Lee Street, Alexandria, VA 22314.





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Dr. John C. Whitaker is a member of the Board of Directors of the Filing
Person. He is a retired corporate executive. His principal business address is 4613 Harrison, Chevy Chase, Maryland, 20815.

         All of the above-mentioned individuals are citizens of the United States, with the exception of Jonathan Aitken, a British citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The Filing Person acquired the Common Stock pursuant to a charitable gift and therefore no funds or other consideration were used to acquire the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

                 The securities are being held by the Filing Person for investment purposes only. The Filing Person has no present intention to seek to acquire or otherwise control the Company.

                 The Filing Person may from time to time make additional purchases of securities of the Company in either open market or privately negotiated transactions, depending on the Filing Person's evaluation of the Company's business, prospects and financial condition, the market for such securities, other investment opportunities available to the Filing Person, the condition and prospects of the Filing Person's own businesses, the general condition of the economy and of the securities markets and other future developments. Depending on the same factors, such persons may from time to time decide to sell or otherwise dispose of their holdings of securities of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The Filing Person is the direct beneficial owner of 1,700 shares of the Common Stock, representing approximately .03% of the outstanding Common Stock, based on the 6,579,631 shares of Common Stock outstanding on June 30, 1995 as reported by the Company's Form 10-Q for the quarterly period ended June 30, 1995.

                 By virtue of the Stockholders' Agreement described in Item 6 of this Schedule 13D, the Filing Person may be deemed to be the indirect beneficial owner of approximately 4,073,376 shares of the Common Stock held by the parties to such agreement. The Filing Person disclaims beneficial ownership of the shares of Common Stock that are owned by the other parties to the Stockholders' Agreement.

                 (b) See the Filing Person's responses to Items 7, 8, 9 and 10 on the cover page to this Schedule 13D, which responses are incorporated herein by reference.

                 (c) The Filing Person does not own any other shares of the Company and has not purchased or sold any shares in the past 60 days.

                 (d)  Not applicable.

                 (e)  Not applicable.





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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

                 The Filing Person is a party to that certain Stockholders' Agreement, dated December 10, 1986 as amended (the "Stockholders' Agreement"), with respect to shares of the Common Stock owned by it. The Stockholders' Agreement requires, among other matters, that the stockholders vote their shares to fix the number of directors of the Company at fourteen and elect as directors five persons designated by certain stockholders affiliated with the Company's management (the "Management Stockholders") and nine persons designated by the Wesray Stockholders (as defined in the Stockholders' Agreement).

                 The Stockholders' Agreement also provides for each stockholder and Mutual Benefit Insurance Company not to sell any securities to a buyer who would as a result of such purchase own more than 50% of the outstanding Common Stock of the Company unless prior to such sale the buyer agrees to be bound by the Stockholders' Agreement and affords each stockholder the opportunity to sell a pro rata portion of his shares on the same terms and conditions.

                 The Stockholders' Agreement terminates on the earlier of (i) July 30, 1996; (ii) the date that the Wesray Stockholders, Management Stockholders and Mutual Benefit Insurance Company own an aggregate of less than 50% of the Company's issued and outstanding Common Stock; and (iii) the date of an event of bankruptcy or insolvency of the Company or Outlet Broadcasting, Inc. or foreclosure or similar actions or proceedings by the Company's senior lender.

                 By virtue of the provisions of the Stockholders' Agreement, the Filing Person may be deemed for purposes of Section 13(d) under the Exchange Act, to be a member of a "group" and to have indirectly acquired beneficial ownership of the shares of the Company held by the other parties to the agreement and to share the voting power of the shares of Common Stock of the Company held by such other parties to such agreement. The Filing Person disclaims beneficial ownership of the shares of Common Stock that are directly owned by each other party to the Stockholders' Agreement. The Stockholders' Agreement has been filed as an exhibit hereto and the parties to such Stockholders' Agreement are listed on the signature pages thereof.

                 Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any person and the Filing Person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 1. Stockholders' Agreement, dated December 10, 1986, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein (incorporated by reference from Exhibit 10.2 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 2. Amendment No. 1, dated as of December 1, 1987, to the Stockholders' Agreement (incorporated by reference from Exhibit 10.3 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).





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
                 3. Agreement dated July 26, 1988, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein amending the Stockholders' Agreement (incorporated by reference from Exhibit 10.4 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 4. Joinder in Company's Stockholders' Agreement dated as of September 21, 1995 by and between the Filing Person and the Company.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September ___, 1995               Richard Nixon Library and
                                           Birthplace Foundation


                                         By:    /s/  DONALD L. BENDETTI
                                            --------------------------------
                                         Name: Donald L. Bendetti
                                         Title: Secretary

                                   JOINDER IN
                          OUTLET COMMUNICATIONS, INC.
                            STOCKHOLDERS' AGREEMENT


        In consideration of the transfer to Richard Nixon Library and Birthplace Foundation (the "Transferee") of 1,700 shares of Common Stock, par value $.01 per share, of Outlet Communications, Inc. (the "Corporation") and the registration of such transfer on the books of the Corporation, the Transferee and the Corporation agree that, as of the date written below, the Transferee shall become party as a Stockholder to the Outlet Communications, Inc. Stockholders' Agreement dated as of December 10, 1986, as amended, (the "Stockholders' Agreement"). The Transferee agrees to be bound by all of the terms and provisions of the Stockholders' Agreement as though it were an original party thereto. The Transferee acknowledges that, by becoming a party to the Stockholders' Agreement, it may be deemed to be an "affiliate" of the Corporation within the meaning of Rule 144 under the Securities Act of 1933, as amended, and that resales of the Common Stock of the Corporation will be restricted in accordance with Rule 144.

                                      Richard Nixon Library and Birthplace
                                        Foundation
                                      (Name of Transferee)


                                      By: /s/ Donald L. Bendetti
                                         ------------------------------------
                                          Secretary



Executed as of the 21st day of September, 1995.


                                     Outlet Communications, Inc.


                                     By:
                                        -------------------------------------





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